FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: June 29, 2007

1.	Notice of Resolutions Adopted at the 169th Ordinary General Meeting of Shareholders

2.	Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

(Translation)

The following is an English translation of the Notice of Resolutions adopted at the 169th Ordinary General Meeting of Shareholders of NEC Corporation held on June 21, 2007. NEC Corporation provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

Code Number 6701

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

June 21, 2007

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 169TH

ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that at the 169th Ordinary General Meeting of Shareholders of NEC Corporation (the “Company”) held today, reports were given and resolutions were made as follows:

Reports:

A report on the Business Report, the Consolidated Financial Statements and Financial Statements with respect to the 169th Business Period from April 1, 2006 to March 31, 2007, and report on the results of the audit conducted on the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors were made.

Resolutions:

Proposal No. 1: Election of Sixteen (16) Directors

It was resolved that Messrs. Hajime Sasaki, Kaoru Yano, Kazumasa Fujie, Masatoshi Aizawa, Saburo Takizawa, Konosuke Kashima, Tsutomu Nakamura, Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara be reelected, and Messrs. Botaro Hirosaki, Akihito Otake, Toshimitsu Iwanami, Takao Ono, Kenji Miyahara and Hideaki Takahashi be newly elected, as Directors. All of the aforementioned have taken office.

Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara are outside Directors stipulated in Item 15, Article 2 of the Company Law of Japan.

Proposal No. 2: Election of Two Corporate Auditors

It was resolved that Mr. Shinichi Yokoyama be reelected as a Corporate Auditor and Mr. Kenji Seo be newly elected as a Corporate Auditor. All of the aforementioned have taken office. Mr. Shinichi Yokoyama is an outside Corporate Auditor stipulated in Item 16, Article 2 of the Company Law.

Proposal No. 3: Approval of Payment of Bonuses to Directors

It was resolved that 107,500,000 yen be paid to the 10 full-time Directors, Messrs. Hajime Sasaki, Kaoru Yano, Kazumasa Fujie, Kazuhiko Kobayashi, Shunichi Suzuki, Yasuo Matoi, Masatoshi Aizawa, Saburo Takizawa, Konosuke Kashima and Tsutomu Nakamura holding office as of the last day of the 169th Business Period as bonuses for the 169th Business Period in view of the result of operations and other factors.

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CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ’s response to NEC’s appeal, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

(Translation)

June 28, 2007

NEC Corporation

Kaoru Yano, President

(Tokyo Stock Exchange, 1st Section;

Code Number 6701)

Contacts: Diane Foley

                  Corporate Communications Division

                  +81-3-3798-6511

Company’s Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one “share unit” (tan-gen kabu) is recognized as an effective way to increase the number of individual investors and enhance stock liquidity. However, such transition will entail a substantial expense.

When it is considered necessary, NEC Corporation will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and the financial condition.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty of NASDAQ’s response to NEC’s appeal, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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